NEWS RELEASE

For Immediate Release                            July 29, 1998

Trading Symbol: ICCN (OTC:BB)

ICC RECEIVES BUSINESS LICENSE IN CHINA

Management is pleased to announce that its Sino-Foreign Equity Joint Venture with the Liumao Graphite Group in Heilongjiang Province, People's Republic of China has received its Business License. The joint venture company is now licensed to operate as Liumao ICC Graphite Products Ltd.

The Business License was issued following the approval of the Rescan Feasibility Study by the Jixi City Planning Commission. The Feasibility Study was prepared and presented to the Commission by Rescan Engineering Ltd. of Vancouver, Canada with the assistance of the Shuzou Design and Research Institute of China.

The term of the Business License runs through June, 2028 which is the full term of the Company's Joint Venture Agreement with the Liumao Graphite Group. Integrated Carbonics Corp. is an 80% equity partner in Liumao ICC Graphite Products Ltd.

The business of the Company is to construct and operate value-added graphite processing plants and sell the resulting products to the world's markets. The newly issued business license allows Liumao ICC Graphite Products Ltd. to produce and sell high purity graphite, expandable graphite and other graphite products.

Contact: Investor Relations: 1-888-734-7774 or

Robert Tyson, Vice President, Corporate Communications - (604)
682-8445

E-Mail: info@carbonics.com

Web Site: www.integratedcarbonics.com